Exhibit 99.1

FINANCIAL STATEMENTS OF SIGNIFICANT EQUITY METHOD INVESTEE

58 Daojia Inc.

F-1

Report of Independent Auditors

To the Board of Directors of 58 Daojia Inc.

We have audited the accompanying consolidated financial statements of 58 Daojia Inc. and its subsidiaries which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, of shareholders’ deficit and of cash flows for the years then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 58 Daojia Inc. and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

June 29, 2018

F-2

58 Daojia Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2017

(in thousands, except share data, unless otherwise noted)

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
			Note 2 (c)
ASSETS
Current assets:
Cash	187,156	482,652	73,866
Term deposits	601,207	132,355	20,256
Short-term investments	402,000	-	-
Accounts receivable (net of allowance for doubtful accounts of RMB nil and RMB123 as of December 31, 2016 and 2017, respectively)	3,893	46,063	7,050
Prepayments and other current assets	92,602	217,300	33,255
Total current assets	1,286,858	878,370	134,427
Non-current assets:
Property and equipment, net	45,437	42,336	6,479
Intangible assets, net	3,482	150,809	23,080
Long-term investments	49,940	51,150	7,828
Long-term prepayments	19,374	6,927	1,060
Deferred tax assets	-	7,735	1,184
Goodwill	-	1,017,474	155,715
Total non-current assets	118,233	1,276,431	195,346
Total assets	1,405,091	2,154,801	329,773
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIEs”) without recourse to the Company of RMB1,044 and RMB22,948 as of December 31, 2016 and 2017, respectively)	18,441	37,452	5,732
Customer advances (including customer advances of the consolidated VIEs without recourse to the Company of RMB690 and RMB12,406 as of December 31, 2016 and 2017, respectively)	30,201	116,475	17,825
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the Company of RMB5,119 and RMB7,371 as of December 31, 2016 and 2017, respectively)	6,846	10,218	1,564
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs without recourse to the Company of RMB9,758 and RMB15,605 as of December 31, 2016 and 2017, respectively)	42,882	63,580	9,730
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB141,922 and RMB272,036 as of December 31, 2016 and 2017, respectively)	277,804	501,826	76,800
Total current liabilities	376,174	729,551	111,651
Non-current liabilities:
Deferred tax liabilities	-	31,899	4,882
Total liabilities	376,174	761,450	116,533
Commitments and contingencies (Note 19)
Mezzanine equity	2,081,100	1,960,260	300,000
Shareholders’ deficit:
58 Daojia Inc. shareholders’ deficit
Ordinary shares	6	6	1
Additional paid-in capital	834,096	1,726,125	264,168
Accumulated deficit	(1,817,626)	(2,553,278)	(390,756)
Accumulated other comprehensive (loss)/income	(68,659)	17,975	2,751
Total 58 Daojia Inc. shareholders’ deficit	(1,052,183)	(809,172)	(123,836)
Noncontrolling interests	-	242,263	37,076
Total shareholders’ deficit	(1,052,183)	(566,909)	(86,760)
Total liabilities, mezzanine equity and shareholders’ deficit	1,405,091	2,154,801	329,773

The accompanying notes are an integral part of these consolidated financial statements.

F-3

58 Daojia Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2016 and 2017

(in thousands, except share data, unless otherwise noted)

	For the Year Ended December 31,
	2016	2017	2017
	RMB	RMB	US$
			Note 2 (c)

Revenues	114,484	484,952	74,218
Cost of revenues(1)	(23,957)	(178,745)	(27,356)
Gross profit	90,527	306,207	46,862
Operating expenses(1):
Sales and marketing expenses	(759,389)	(740,996)	(113,403)
Research and development expenses	(133,496)	(157,589)	(24,118)
General and administrative expenses	(173,000)	(171,671)	(26,272)
Total operating expenses	(1,065,885)	(1,070,256)	(163,793)
Loss from operations	(975,358)	(764,049)	(116,931)
Other income/(expenses):
Interest income	13,734	7,144	1,093
Investment income	3,008	10,277	1,573
Impairment of long-term investments	(69,049)	(19,040)	(2,914)
Foreign currency exchange (loss)/gain, net	(2,526)	642	98
Others, net	14,982	(2,622)	(401)
Loss before tax	(1,015,209)	(767,648)	(117,482)
Income tax expenses	-	(2,191)	(335)
Net loss	(1,015,209)	(769,839)	(117,817)
Exclude: Net loss attributable to noncontrolling interests	-	34,187	5,232
Net loss attributable to 58 Daojia Inc.	(1,015,209)	(735,652)	(112,585)
Net loss	(1,015,209)	(769,839)	(117,817)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(61,517)	86,634	13,259
Total comprehensive loss	(1,076,726)	(683,205)	(104,558)

Note

Note:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2017
	RMB	RMB	US$
			Note 2(c)
Cost of revenue	-	284	43
Sales and marketing expenses	65	398	61
Research and development expenses	1,390	55	8
General and administrative expenses	88,179	2,317	355

The accompanying notes are an integral part of these consolidated financial statements.

F-4

58 Daojia Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the Years Ended December 31, 2016 and 2017

(in thousands, except share data, unless otherwise noted)

	Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Noncontrolling	Total shareholders’
	Shares*	Amount	capital	deficit	(loss)/income	interest	deficit
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015 (unaudited)	363,920,000	6	754,462	(802,417)	(7,142)	-	(55,091)
Share-based compensation**	-	-	89,634	-	-	-	89,634
Net loss	-	-	-	(1,015,209)	-	-	(1,015,209)
Foreign currency translation adjustment, net of nil tax	-	-	-	-	(61,517)	-	(61,517)
Repurchase of ordinary shares	(12,400,000)	-	(10,000)	-	-	-	(10,000)
Restricted shares vested**	12,400,000	-	-	-	-	-	-
Balance as of December 31, 2016	363,920,000	6	834,096	(1,817,626)	(68,659)	-	(1,052,183)
Share-based compensation	-	-	3,054	-	-	-	3,054
Change in 58 Daojia Inc.’s ownership interest in 58 Freight Inc.	-	-	888,975	-	-	-	888,975
Issuance of subsidiary shares for business combination	-	-	-	-	-	277,100	277,100
Net loss	-	-	-	(735,652)	-	(34,187)	(769,839)
Foreign currency translation adjustment, net of nil tax	-	-	-	-	86,634	(650)	85,984
Balance as of December 31, 2017	363,920,000	6	1,726,125	(2,553,278)	17,975	242,263	(566,909)

* Ordinary shares include Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. The number of ordinary shares is presented on stock split basis, please refer to Note 16.

** Out of RMB89,634, RMB81,899 was recognized for restricted shares vested, please refer to Note 17.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

58 Daojia Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016 and 2017

(in thousands, except share data, unless otherwise noted)

	For the Year Ended December 31,
	2016	2017	2017
	RMB	RMB	US$
			Note 2(c)

Cash flows from operating activities:
Net loss	(1,015,209)	(769,839)	(117,817)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses	89,634	3,054	467
Depreciation and amortization expenses	11,581	30,399	4,652
Investment income	(3,008)	(10,277)	(1,573)
Impairment of long-term investments	69,049	19,040	2,914
Impairment of prepayments and other current assets and bad debt allowance for accounts receivables	-	24,320	3,721
Loss on disposal of property and equipment	99	-	-
Impairment of intangible assets	-	2,696	413
Foreign currency exchange loss/(gain), net	2,526	(642)	(98)
Changes in operating assets and liabilities:
Accounts receivable	(1,259)	9,591	1,468
Prepayments and other assets	(53,940)	(139,367)	(21,329)
Accounts payable	15,850	(1,400)	(214)
Customer advances	29,465	86,268	13,203
Salary and welfare payable	20,936	16,209	2,481
Taxes payable	3,562	284	43
Accrued expenses and other liabilities	140, 210	202,017	30,917
Net cash used in operating activities	(690,504)	(527,647)	(80,752)
Cash flows from investing activities:
Purchase of property and equipment	(48,152)	(13,603)	(2,082)
Purchase of intangible assets	(4,007)	(339)	(52)
Cash received for disposal of property and equipment	20	289	44
Increase of receivable from equity investee	(14,500)	-	-
Purchase of long-term investments	(23,667)	(2,500)	(383)
Purchase of term deposits	(130,128)	(718,439)	(109,951)
Proceeds from maturity of term deposits	1,001,522	1,163,888	178,122
Purchase of short-term investments	(814,500)	(2,344,000)	(358,728)
Proceeds from maturity of short-term investments	625,508	2,756,277	421,823
Cash received from acquisition of GoGoVan	-	9,246	1,416
Net cash provided by investing activities	592,096	850,819	130,209
Cash flows from financing activities:
Repurchase of ordinary shares	(9,523)	(477)	(73)
Net cash used in financing activities	(9,523)	(477)	(73)
Effect of exchange rate changes on cash	3,772	(27,199)	(4,161)
Net (decrease)/increase in cash	(104,159)	295,496	45,223
Cash at the beginning of the year	291,315	187,156	28,643
Cash at the end of the year	187,156	482,652	73,866
Supplemental disclosure of non-cash activities:
Property and equipment in accounts payable	399	514	79
Consideration payable for acquisition of GoGoVan	-	1,166,075	178,457

The accompanying notes are an integral part of these consolidated financial statements.

F-6

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data, unless otherwise noted)

1. Organization and principal activities

a. Background

58 Daojia Inc. (the "Company" or "58 Home"), through its consolidated subsidiaries, including wholly-foreign owned enterprises (“WFOEs”), variable interest entities ("VIEs") and VIEs’ subsidiaries (collectively, the "Group"), operates a mobile-based closed-loop transactional platform for home services, which directly connects consumers and individual service providers for local services such as domestic services, ad-hoc delivery services and platform services provided at home.

b. History of the Group and basis of presentation

The Company was incorporated in British Virgin Islands on January 26, 2015.

The Group began its operations in China in August 2014 through Tianjin 58 Home, a limited liability company registered in the People’s Republic of China (“PRC”) and founded by Mr. Xiaohua Chen, the CEO of the Group, Mr. Jinbo Yao, the CEO of 58.com Inc. and 58.Co. Ltd.

In July 2015, the Company, through Beijing 58 Home, entered into a series of contractual agreements with Tianjin 58 Home whereby Tianjin 58 Home became the 100% consolidated VIE of the Company (“the reorganization”) (See Note d.).

On November 27, 2015, the Company completed a Series A round of equity financing, with participation from Alibaba Group Holding Limited, global investment firm KKR, and Ping An Group. Following the closing of the Series A round of equity financing of the Company, 58.com Inc. held 87.9% of the total outstanding ordinary shares of the Company and 61.7% of the total outstanding shares of the Company on an as-converted basis.

In August 2017, the Company, through Tianjin Technology, entered into a series of contractual agreements with Tianjin Freight. As the Company held 77.78% of the shares of Tianjin Technology, it owns 77.78% equity interest of Tianjin Freight. (See Note d.)

58.com Inc. accounted for its investment in 58 Home using the equity method. As 58 Home is considered to be a significant equity method investee, its financial statements are included as an exhibit to the Annual Report of 58.com Inc. on Form 20-F in accordance with Securities and Exchange Commission (“SEC”) Rule 3-09 of Regulation S-X.

F-7

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

c. Major subsidiaries and VIEs

In 2017, the Company's major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

			Percentage of
			direct or indirect
	Date of		economic ownership
	incorporation or	Place of	as of
Name	acquisition	incorporation	December 31, 2017
Subsidiaries of the Company:
Beijing 58 Daojia Information Technology Co., Ltd. (“Beijing 58 Home”)	Incorporated on July 10, 2015	The PRC	100%
58 Daojia Holding Limited. (“Daojia Holding”)	Incorporated on February 12, 2015	Hong Kong	100%
58 Freight Inc. (“58 Freight”)	Incorporated on June 8, 2017	Cayman Islands	77.78%
58 Freight Holdings Limited (“Freight Holding”)	Incorporated on June 26, 2017	Hong Kong	77.78%
Tianjiin 58 Daojia Technology Limited Company (“Tianjin Technology”)	Incorporated on July 26, 2017	The PRC	77.78%
GoGo Energy Limited	Acquired on August 29, 2017	Hong Kong	77.78%
GoGo Tech Limited	Acquired on August 29, 2017	Hong Kong	77.78%
GoGoVan Singapore Pte Ltd.	Acquired on August 29, 2017	Singapore	77.78%
GoGoVan Korea Corp	Acquired on August 29, 2017	Korea	77.78%

VIEs and VIEs’ subsidiaries:
Tianjin 58 Daojia Life Services Co., Ltd. (“Tianjin 58 Home”)	Incorporated on August 19, 2014	The PRC	100%
58 Daojia Co., Ltd. (“Changsha 58 Home”)	Incorporated on August 13, 2015	The PRC	100%
Zhenjiang 58 Daojia Supply Chain Management Limited Company (“Zhenjiang Supply Chain”)	Incorporated on March 20, 2017	The PRC	77.78%
Tianjiin 58 Daojia Freight Service Limited Company (“Tianjin Freight”)	Incorporated on July 10, 2017	The PRC	77.78%
Shanghai GoGo Information Technology Limited Company	Acquired on August 29, 2017	The PRC	77.78%

F-8

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

d. Contractual arrangements with the Group’s VIEs

(i)	Contractual Arrangements with Beijing 58 home

The Company has through Beijing 58 Home entered into contractual arrangements with Tianjin 58 Home and its shareholders described below, which are referred to as the Tianjin 58 Home Agreements. Through the Tianjin 58 Home Agreements, Beijing 58 Home exercises control over the operations of Tianjin 58 Home and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Beijing 58 Home and Tianjin 58 Home, Beijing 58 Home agrees to provide certain technical and business support and related consulting services to Tianjin 58 Home in exchange for service fees. In addition, pursuant to the exclusive option agreements, Tianjin 58 Home is prohibited from declaring and paying any dividends without Beijing 58 Home’s prior consent and Beijing 58 Home enjoys an irrevocable and exclusive option to purchase Tianjin 58 Home shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a specified price equal to the loan amount provided by Beijing 58 Home to the shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, 58 Home can obtain all of the income and the residual interests of Tianjin 58 Home, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Tianjin 58 Home from its existing shareholders. As a result of the contractual arrangements, 58 Home consolidates the financial results of Tianjin 58 Home in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). In July 2016, one shareholder of Tianjin 58 Home transferred his equity interest in Tianjin 58 Home to 58 Co., Ltd. As a result, Beijing 58 Home amended and restated its contractual arrangements with Tianjin 58 Home to reflect the change in shareholding of Tianjin 58 Home.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Tianjin 58 Home and Beijing 58 Home, Beijing 58 Home has the exclusive right to provide, among other things, technical support and business support and related consulting services to Tianjin 58 Home and Tianjin 58 Home agrees to accept all the consultation and services provided by Beijing 58 Home. Without Beijing 58 Home’s prior written consent, Tianjin 58 Home is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Beijing 58 Home exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Tianjin 58 Home agrees to pay a monthly service fee to Beijing 58 Home at an amount determined solely by Beijing 58 Home after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Beijing 58 Home employees providing services to Tianjin 58 Home, the value of services provided, the market price of comparable services and the operating conditions of Tianjin 58 Home. This agreement will remain effective unless Beijing 58 Home terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Tianjin 58 Home or Beijing 58 Home to renew its respective business license upon expiration. Tianjin 58 Home is not permitted to terminate this agreement in any event unless required by applicable laws. Beijing 58 Home did not collect any service fee payments from Tianjin 58 Home in 2016 and 2017.

Powers of Attorney

Pursuant to the powers of attorney, the shareholders of Tianjin 58 Home each irrevocably appointed Beijing 58 Home as the attorney-in-fact to act on their behalf on all matters pertaining to Tianjin 58 Home and to exercise all of their rights as a shareholder of Tianjin 58 Home, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Tianjin 58 Home requiring shareholders’ approval under PRC laws and regulations and the articles of association of Tianjin 58 Home, designate and appoint directors and senior management members. Beijing 58 Home may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Tianjin 58 Home. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Tianjin 58 Home.

F-9

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

Equity Interest Pledge Agreements

Under the equity interest pledge agreements between Beijing 58 Home, Tianjin 58 Home and the shareholders of Tianjin 58 Home, the shareholders pledged all of their equity interests in Tianjin 58 Home to Beijing 58 Home to guarantee Tianjin 58 Home’s and Tianjin 58 Home’s shareholders’ performance of their obligations under the contractual arrangements including, but not limited to, the payments due to Beijing 58 Home for services provided. If Tianjin 58 Home or any of Tianjin 58 Home’s shareholders breaches its contractual obligations under the contractual arrangements, Beijing 58 Home, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Tianjin 58 Home in accordance with legal procedures. Beijing 58 Home has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Beijing 58 Home, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant local administration for industry and commerce and will remain binding until Tianjin 58 Home and its shareholders discharges all their obligations under the contractual arrangements. These equity interest pledge agreements are registered with the Tianjin Binhai New Area Market and Quality Supervision and Administration Bureau on September 8, 2015.

Exclusive Option Agreements

Under the exclusive option agreements among Beijing 58 Home, Tianjin 58 Home and each of the shareholders of Tianjin 58 Home, each of the shareholders irrevocably granted Beijing 58 Home or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Tianjin 58 Home. In addition, Beijing 58 Home has the option to acquire all the equity interests held by the shareholders in Tianjin 58 Home at a specified price equal to the loan amount provided by Beijing 58 Home to the individual shareholders. At the moment, 58 Home cannot exercise the exclusive options to purchase the current shareholders’ equity interests in Tianjin 58 Home due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. 58 Home may exercise the options if China opens up these industries to foreign investment.

Loan Agreements

Pursuant to the loan agreements between Beijing 58 Home and each individual shareholder of Tianjin 58 Home, Beijing 58 Home would provide interest-free loans with an aggregate amount of approximately RMB100 million to the individual shareholders of Beijing 58 Home for the sole purpose of funding the capital increase of Tianjin 58 Home. The loans can be repaid by transferring the individual shareholders’ equity interest in Tianjin 58 Home to Beijing 58 Home or its designated person pursuant to Exclusive Option Agreements. The term of each loan agreement is ten years from the date of the agreement expiring on August 25, 2025 and can be extended with the written consent of both parties before expiration.

F-10

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

(ii)	Contractual arrangements with Tianjin Technology

The Company has through Tianjin Technology entered into contractual arrangements with Tianjin Freight and its shareholders described below, which are referred to as the Tianjin Freight Agreements. Through the Tianjin Freight Agreements, Tianjin Technology exercises control over the operations of Tianjin Freight and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Tianjin Technology and Tianjin Freight, Tianjin Technology agrees to provide certain technical and business support and related consulting services to Tianjin Freight in exchange for service fees. In addition, pursuant to the exclusive option agreements, Tianjin Freight is prohibited from declaring and paying any dividends without Tianjin Technology’s prior consent and Tianjin Technology enjoys an irrevocable and exclusive option to purchase Tianjin Freight shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a specified price equal to zero or the lowest price permitted under PRC law. Through these arrangements, 58 Home can obtain all of the income and the residual interests of Tianjin Freight, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Tianjin Freight from its existing shareholders. As a result of the Tianjin Freight Agreements, 58 Home consolidates the financial results of Tianjin Freight in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Tianjin Freight and Tianjin Technology, Tianjin Technology has the exclusive right to provide, among other things, technical support and business support and related consulting services to Tianjin Freight and Tianjin Freight agrees to accept all the consultation and services provided by Tianjin Technology. Without Tianjin Technology’s prior written consent, Tianjin Freight is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Tianjin Technology exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Tianjin Freight agrees to pay service fee to Tianjin Technology at an amount determined solely by Tianjin Technology after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Tianjin Technology employees providing services to Tianjin Freight, the value of services provided, the market price of comparable services and the operating conditions of Tianjin Freight. This agreement will remain effective unless Tianjin Technology terminates the agreement in writing or either the expiration of the operation period of Tianjin Freight or Tianjin Technology. Tianjin Freight is not permitted to terminate this agreement in any event unless required by applicable laws. Tianjin Technology did not collect any service fee payments from Tianjin Freight in 2017.

Powers of Attorney

Pursuant to the powers of attorney, the shareholders of Tianjin Freight each irrevocably appointed Tianjin Technology as the attorney-in-fact to act on their behalf on all matters pertaining to Tianjin Freight and to exercise all of their rights as a shareholder of Tianjin Freight, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Tianjin Freight requiring shareholders’ approval under PRC laws and regulations and the articles of association of Tianjin Freight, designate and appoint directors and senior management members. Tianjin Technology may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Tianjin Freight. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Tianjin Freight.

F-11

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

Equity Interest Pledge Agreements

Under the equity interest pledge agreements between Tianjin Technology, Tianjin Freight and the shareholders of Tianjin Freight, the shareholders pledged all of their equity interests in Tianjin Freight to Tianjin Technology to guarantee Tianjin Freight’s and its shareholders’ performance of their obligations under the Tianjin Freight Agreements including, but not limited to, the payments due to Tianjin Technology for services provided. If Tianjin Freight or any of Tianjin Freight’s shareholders breaches its contractual obligations under the Tianjin Freight Agreements, Tianjin Technology, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Tianjin Freight in accordance with legal procedures. Tianjin Technology has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the Tianjin Freight Agreements occurs, Tianjin Technology, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant local administration for industry and commerce and will remain binding until Tianjin Technology has exercised the right of pledge under the equity interest pledge agreement or Tianjin Freight and its shareholders discharges all their obligations under the Tianjin Freight Agreements.

Exclusive Option Agreements

Under the exclusive option agreements among Tianjin Technology, Tianjin Freight and each of the shareholders of Tianjin Freight, each of the shareholders irrevocably granted Tianjin Technology or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Tianjin Freight. In addition, Tianjin Technology has the option to acquire all the equity interests held by the shareholders in Tianjin Freight at the less of zero and the lowest price permitted under PRC law. At the moment, Tianjin Technology cannot exercise the exclusive options to purchase the current shareholders’ equity interests in Tianjin Freight due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. Tianjin Technology may exercise the options if China opens up these industries to foreign investment.

Loan Agreements

Pursuant to the loan agreements between Tianjin Technology and each individual shareholder of Tianjin Freight, Tianjin Technology provided interest-free loans with an aggregate amount of approximately RMB1 million to the individual shareholders of Tianjin Freight for the sole purpose of funding the capital increase of Tianjin Freight. The loans can be repaid by transferring the individual shareholders’ equity interest in Tianjin Freight to Tianjin Technology or its designated person pursuant to Exclusive Option Agreements. The term of each loan agreement is five years from the date of the agreement expiring on July 28, 2022 and can be extended with the written consent of both parties before expiration.

F-12

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

Risks in Relation to the VIE Structure

As of December 31, 2017, the aggregate accumulated losses of VIEs and VIEs’ subsidiaries of Tianjin 58 Home and 58 Freight were RMB1,255,410 which has been included in the consolidated financial statements.

The following financial statement amounts and balances of the Group's VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2016 and 2017. All intercompany transactions have been eliminated in consolidated financial statements.

	As of December 31,
	2016	2017
	RMB	RMB

Cash	21,183	241,305
Short-term investments	352,000	-
Accounts receivable, net	2,555	28,417
Inter-company receivable	-	34,336
Prepayments and other current assets	40,931	106,602
Property and equipment, net	7,437	4,546
Long-term investments	30,900	51,150
Intangible assets, net	3,482	83,131
Long-term prepayments	341	1,100
Total assets	458,829	550,587
Accounts payable	1,044	22,948
Customer advances	690	12,406
Taxes payable	5,119	7,371
Salary and welfare payable	9,758	15,605
Inter-company payable	486,513	647,534
Accrued expenses and other current liabilities	141,922	272,036
Deferred tax liabilities	-	20,771
Total liabilities	645,046	998,671

	For the year ended December 31,
	2016	2017
	RMB	RMB

Revenue	35,149	246,588
Net loss	(220,897)	(260,609)
Net cash provided by/(used in) operating activities	373,990	(175,566)
Net cash (used in)/provided by investing activities	(375,525)	345,298
Net cash provided by financing activities	-	126,686

Under the contractual arrangements with the VIEs and through its respective equity interest in its subsidiary, the Group has the power to direct activities of the VIEs and the VIEs’ subsidiaries and direct the transfer of assets out of the VIEs and the VIEs’ subsidiaries. Therefore the Group considers that there is no asset of the VIEs and the VIEs’ subsidiaries that can be used only to settle their obligations. As the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs and the VIEs’ subsidiaries.

F-13

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

The Group believes that the contractual arrangements among VIEs, its respective shareholders and relevant WFOE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

Through the design of the power of attorney agreements, the shareholders of the VIEs effectively assigned their full voting rights to WFOE, which gives WFOE the power to direct the activities of VIEs and VIEs’ subsidiaries. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

It is possible that the Group’s operation of certain of its businesses through the VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law and regulations on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to apply to the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industries. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its operations and businesses through the VIE is prohibited, the regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue any or all portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

F-14

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of any of the VIEs (through its equity interest in its subsidiaries) or the right to receive their economic benefits, the Group would no longer be able to consolidate the relevant VIE and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote.

There is no VIE for which the Company has variable interest but is not the primary beneficiary.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to VIEs. As the Company is conducting its business mainly through VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The Company’s VIEs’ assets are comprised of recognized and unrecognized revenue-producing assets. The recognized revenue producing assets mainly include purchased servers, which were in the line of “Property and equipment, net” in the table above. The unrecognized revenue-producing assets mainly consist of the Internet Content Provider license (“ICP” license), trademarks, copyrights and registered patents, which have no recorded value.

The VIEs’ business operations rely in part on the technologies covered by the registered patents to generate revenues. Such technologies include (1) the data verification and processing technology used to verify and process local merchant information; (2) the data researching technology provided to end-users enable them to find the exact information they want in the shortest time; (3) the data publishing technology provided to merchants to help them to publish their service information more efficiently.

F-15

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

e. Liquidity

The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net loss of RMB1,015,209 and RMB769,839 during the years ended December 31, 2016 and 2017, respectively, and the net cash used in operating activities was RMB690,058 and RMB527,840 during the year ended December 31, 2016 and 2017, respectively. Accumulated deficit was RMB1,817,626 and RMB2,553,278 as of December 31, 2016 and 2017, respectively. As of December 31, 2017, the Group’s total current assets exceeded the current liabilities by RMB148,819. The Group believes that the available cash, term deposits and cash generated from operations will be sufficient to meet the working capital requirements and capital expenditures in the ordinary course of business for the next twelve months. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances to meet its liquidity requirements in the short and long term. The Group has adopted Accounting Standards Update (“ASU”) No.2014-15 “Presentation of Financial Statements – Going Concern” which addresses management’s responsibility to evaluate whether there is a substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures if the substantial doubt exists. Based on the Group’s operating plan without considering any mitigating plan as discussed in ASU No. 2014-15, or any guarantee by related party, the management is of the opinion that, the Group’s current cash and anticipated cash flow from operations provide sufficient funds to meet the working capital requirements to fund planned operations and other commitments for at least the next twelve months from the date the consolidated financial statements for the year ended December 31, 2017 are issued. As a result, the consolidated financial statements of the Group for the year ended December 31, 2017 have been prepared on a going concern basis.

2. Principal accounting policies

(a)	Principles of consolidation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the determination of the fair value of identifiable assets and liabilities acquired through business combination, the determination of the fair value of mezzanine equity, the valuation allowance of deferred tax assets, the determination of uncertain tax position, the valuation and recognition of share-based compensation, impairment of long-term investments and other long-lived assets and the determination of the estimated useful lives of property and equipment and intangible assets.

F-16

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

(c)	Functional currency and foreign currency translation

The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is Chinese Renminbi ("RMB") as determined based on ASC 830, “Foreign Currency Matters”. Effective December 31, 2017, the Group changed its reporting currency from US$ to RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the consolidated statement of changes in shareholders’ deficit. Total foreign currency translation loss adjustments, net of nil tax were RMB61,517 for the year ended December 31, 2016. Total foreign currency translation gain adjustments, net of nil tax was RMB86,634 for the year ended December 31, 2017.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive income/(loss). Total foreign currency exchange loss was RMB2,526 for the year ended December 31, 2016 and total foreign currency exchange gain was RMB642 for the year ended December 31, 2017.

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the exchange rate of RMB6.5342 per US$1.00, the middle rate on December 29, 2017, the last business day in fiscal year 2017, as published on the website of the State Administration of Foreign Exchange of the PRC. No representation is made that the RMB amounts could have been, or could be converted into U.S. dollars at such rate.

(d)	Fair value of financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace

Level 3 - Unobservable inputs which are supported by little or no market activity

The Group’s financial instruments mainly include term deposits, short-term investments, accounts receivable, accounts payable, customer advances, and accrued expenses and other current liabilities. The carrying value of the Company’s short-term financial instruments approximates their fair value because of their short maturities. The Company measures certain financial assets, including the investments under the cost method, intangible assets and fixed assets on other-than-temporary basis, which are marked to fair value when an impairment charge is recognized. Please see Note 13 for additional information.

F-17

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

(e)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. As of December 31, 2016 and 2017, majority of the Group’s cash and cash equivalents were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality.

(f)	Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months. Interest earned is recorded as interest income in the consolidated statements of comprehensive income/(loss) during the periods presented.

(g)	Short-term investments

Short-term investments include wealth management products with variable interest rates which were purchased from commercial banks. The Group carries these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as investment income. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 13 for additional information.

(h)	Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. The Group makes estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, accounts aging, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis, resulting in their inability to make payments due to the Group. An accounts receivable is written off after all collection effort has ceased. The Group recognized RMB nil and RMB123 allowance for doubtful accounts for the years ended December 31, 2016 and 2017, respectively.

(i)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Computers and equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of assets
Software	1-3 years
Vehicles	4 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized under others, net in the consolidated statements of comprehensive income/(loss).

(j)	Intangible assets, net

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual legal" or "separability" criterion. Intangible assets purchased are recognized and measured at fair value upon acquisition.

F-18

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

Intangible assets with finite lives are carried at cost less accumulated amortization. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Domain names	3 - 10 years
Software	3 years
Trademark	10 years
Customer relationship	6 years
License	15 years

Intangible assets with infinite lives are evaluated to determine the fair value annually. An impairment loss is recognized if the carrying amount exceeds the fair value. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the asset. Accordingly the Group recognized RMB nil and RMB2,696 impairment loss of intangible assets for the years ended December 31, 2016 and 2017, respectively.

(k)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries and VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two step quantitative impairment test, the first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

The Group performs impairment tests in the fourth quarter of each year. No impairment loss was recognized for all periods presented.

(l)	Long-term investments

Long-term investments represent the Group’s investments in privately held companies.

In accordance with ASC 323 “Investment-Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

F-19

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

As the Group's investments were not considered as in-substance common stock and have no readily determinable fair value, the cost method of accounting is used.

The Company assesses its long-term investments accounted for under the cost method for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still evolving, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding change to the consolidated comprehensive income/(loss).

The Group performs impairment assessment of its investments under the cost method and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. Impairment charges in connection with the cost method investments of RMB69,049 and RMB19,040 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2016 and 2017, respectively.

(m)	Customer advances

Customers pay in advance for domestic services. The cash proceeds received from customers are initially recorded as customer advances and then transferred to revenues when the services are provided.

(n)	Impairment of other long-lived assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of other long-lived assets was recognized for the years ended December 31, 2016 and 2017, respectively.

(o)	Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collectability is reasonably assured. Revenue is deferred until these criteria are met as described below.

Revenue presented in the consolidated statements of comprehensive income/(loss) include revenue from domestic services primarily consisting of cleaning services and nursing services, ad-hoc delivery services and platform services. For revenue contract in which 58 Home was assessed as primary obligor, revenue is recognized on gross basis, while for revenue contracts, in which 58 Home was assessed as agent, revenue is recognized on net basis.

F-20

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

The Group earns commission revenue from service providers for cleaning services orders, ad-hoc delivery orders and other service orders placed through the Group’s website and mobile platforms. Commission revenue is recognized upon the completion of the services provided by the services providers. The commission is generally determined based on certain percentage of service fees charged by service providers.

For nursing services, the Group earns service fees from nurses and end customers. Service revenue from nurses is recognized when the Group successfully helps nurses match with end customers. Service revenue from end consumers is recognized ratably over the contract period when nursing services are provided.

(p)	Cost of revenues

Costs of revenues mainly consist of costs associated with the production and operation of websites and app, which include fees paid to third parties for internet connection and services, insurance cost, payroll-related expenses, equipment depreciation associated with the website production and operation, etc.

(q)	Advertising expenses

Advertising expenses are generally prepaid to the third parties for television, internet and outdoor advertising services. Advertising costs are expensed when the services are received. For the years ended December 31, 2016 and 2017, advertising expenses recognized under sales and marketing expenses in the consolidated statements of comprehensive loss were RMB132,203 and RMB195,807, respectively.

(r)	Research and development expenses

Research and development expenses mainly consist of personnel, rent and depreciation expenses associated with the development of and enhancement to the Group’s websites and expenses associated with research and development. The research and development expenses are expensed as incurred for all the periods presented.

Costs incurred for the preliminary project stage of internal use software are expensed when incurred in research and development expenses. Costs incurred during the application development stage are capitalized when certain criteria are met as stated in ASC 350-40. Costs incurred during the post-implementation-operation stage are also expensed as incurred. As the period qualified for capitalization has historically been very short and the development costs incurred during this period have been insignificant, development costs of internal use software to date have been expensed when incurred.

(s)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases. Payments made under operating leases are charged to the operating expenses in the consolidated statements of comprehensive income/(loss) on a straight-line basis over the terms of underlying lease.

(t)	Share-based compensation

The Group has incentive plans for the granting of share based awards, including share options and restricted shares (“RSs”), to its employees and directors. Share-based compensation expenses are recognized as costs and expenses on a straight-line basis over the vesting period in the consolidated statements of comprehensive income/(loss) based on the fair value of the related share-based awards on their grant date, if no performance conditions are required. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved and should not be accrued if it is not probable that the performance condition will be achieved. As a result, the Group recognizes no compensation expense for share-based awards with performance conditions unless the performance conditions become probable of being achieved.

F-21

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

The Group uses the binominal option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revising the rate, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

See Note 17 for further information regarding share-based compensation assumptions and expenses.

(u)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized under income tax expense in the consolidated statements of comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under others, net in its statements of comprehensive income/(loss). The Group did not have any interest or penalties associated with tax positions as of December 31, 2016 and 2017. As of December 31, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions.

(v)	Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulation requires that the Group makes contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the local government. Currently, the Group is paying contributions to the social insurance plan for all full-time employees and to the housing fund plans for some employees, but the amounts paid for these employees may not be sufficient as required by the PRC laws and regulations, for which the Group have made provision based on its best estimate. The Group has no legal obligation for the benefits beyond the required contributions.

The Group recorded employee benefit expenses of RMB67,442 and RMB96,210 for the years ended December 31, 2016 and 2017, respectively.

F-22

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

(w)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized under others, net in the consolidated statements of comprehensive income/(loss) over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the property, plant and equipment and other non-current assets are presented in the consolidated balance sheet by deducting the grants in arriving at the assets carrying amount and are credited to operating expenses in the consolidated statements of comprehensive income/(loss) on a straight-line basis over the expected lives of the related assets.

For the years ended December 31, 2016 and 2017, the Group recognized government grants of RMB14,523 and RMB10,860, respectively, as other, net in the consolidated statements of comprehensive loss.

(x)	Ordinary shares

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings.

(y)	Business combination, noncontrolling interests and mezzanine classified noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 "Business Combinations". The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference will be recognized directly in the consolidated statements of comprehensive income/(loss). During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income/(loss).

In a business combination achieved in stages, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income/(loss).

(z)	Statutory reserves

The Group’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries in China are required to make appropriations to certain non-distributable reserve funds.

F-23

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

In accordance with China’s Company Laws, the Company’s PRC subsidiary, the VIEs and VIEs’ subsidiaries that are Chinese companies, must make appropriations from their after-tax profit as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit as determined under PRC GAAP to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

As of December 31, 2017, the Group’s PRC entities were in an accumulated loss position and no statutory reserve was made accordingly.

(aa)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

(ab)	Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income/(loss) is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustment, net of tax.

(ac)	Recently issued accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition”. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For publicly-traded business entities that follow U.S. GAAP, the deferral results in the new revenue standards’ being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Group will apply the new revenue standard under the modified retrospective approach, effective January 1, 2018. The cumulative effect of initially applying the guidance will be recognized at the date of initial application. The Group analyzed each category of the revenues in accordance with the new revenue standard to determine the impact on its consolidated financial statements. The Group is continuing to analyse each category of its revenues in accordance with ASU No. 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) to determine the impact on its consolidated financial statements. Based on the current analysis, the Group does not expect the adoption of the new revenue standard to have a material adjustment recorded on January 1, 2018.

F-24

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, which provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The guidance will be effective for the fiscal year beginning after December 15, 2017, including interim periods within that year. The Group will adopt ASU No. 2016-01 effective January 1, 2018. For equity investments measured at fair value, the Group will recognize the changes in fair value through net income/(loss); and for equity investments that lacked readily determinable fair values, the Group will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Group anticipates that the adoption of ASU No. 2016-01 will increase the volatility of its other income (expense), net, as a result of the remeasurement of its equity securities upon the occurrence of observable price changes and impairments.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which amends the existing accounting standards for lease accounting. For operating leases, ASU No. 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet with terms of more than twelve months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is currently assessing the potential effects the adoption of this update will have on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718)”, which intends to improve the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) classification on the statement of cash flows; and (d) accounting for forfeitures of share-based payments. This standard will be effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Group has adopted the new standard effective January 1, 2017 and no impact on its consolidated financial statements due to the Group elected to continue estimating the number of awards that are expected to vest.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under other-than-temporary impairment model. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Group is currently evaluating the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

F-25

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments”, which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Group does not expect the standard to have any material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business,” which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this Update is allowed as follows: 1. For transactions for which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance; 2. For transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The standard should be applied prospectively on or after the effective date. The Group will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact that the adoption of this update will have on its consolidated financial statements.

In May 2017, the FASB issue ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This standard is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period for public business entities for reporting periods for which financial statements have not yet been issued. The Group is currently evaluating the impact that the adoption of this update will have on its consolidated financial statements.

F-26

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

3. Credit risks and concentration

(a)	Credit risk

The Group’s credit risk arises from cash, term deposits, short-term investments, as well as credit exposures to receivables due from its customers, equity investee and other parties.

The Group believes that there is no significant credit risk associated with cash and term deposits which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries are located.

The Group has no significant concentrations of credit risk with respect to its customers. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions.

(b)	Major customers

There was no customer whose revenue represented over 10% of total revenues for the years ended December 31, 2016 and 2017, respectively.

The accounts receivable from one Internet Company represented approximately 65% and 40% of total accounts receivable as of December 31, 2016 and 2017, respectively. No other customer has receivables representing over 10% of total accounts receivable.

(c)	Foreign currency risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

4. Acquisition of GoGo Tech Holdings Limited’s subsidiaries (“GoGoVan Business”)

58 Freight Inc. (“58 Freight”) was a subsidiary of the Group incorporated in the Cayman Islands in July 2017. 58 Freight and its subsidiaries and VIEs are principally engaged in operating ad-hoc delivery services. In August, 2017, the Company and 58 Freight, entered into an agreement with GoGo Tech Holdings Limited (GoGoVan Cayman) where the Company sold 22.22% of its equity interests in 58 Freight to GoGoVan Cayman and 58 Freight acquired 100% equity interests of GoGoVan Cayman’s wholly-owned subsidiaries and VIEs (collectively referred to as “GoGoVan”) through a series of planned and integrated transactions. The transactions were completed on August 29, 2017. This arrangement is intended to enable the Group to expand into overseas markets and business line by combining the Group’s Ad-Hoc delivery service with GoGoVan’s platform. Total consideration for this acquisition was 88,888,888 newly issued ordinary shares of the 58 Freight to GoGoVan Cayman. The Company owned 77.78% equity interest in 58 Freight, which owned 100% of equity interest in GoGoVan after the acquisition. The Company considered that it had a controlling financial interest over the equity interest of GoGoVan through 58 Freight under the voting interest model, and as a result consolidated GoGoVan since August 29, 2017.

F-27

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

The acquisition had been accounted for as a business acquisition and the results of operations of GoGoVan from the acquisition date have been included in the Group’s consolidated financial statements. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, with the assistance of an independent valuation firm and management’s experience with similar assets and liabilities. In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of GoGoVan.

The allocation of the preliminary purchase price is as follows:

	Amounts	Amortization Years
	RMB
Net assets acquired	14,108
Amortizable intangible assets:
Domain names and trademarks	96,100	10
Software	15,000	3
Customer relationship	47,600	6
Goodwill	1,017,474
Deferred tax assets	9,397
Deferred tax liabilities	(33,604)
Total	1,166,075

Total purchase price
-Equity consideration	1,166,075
Total	1,166,075

The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill. Goodwill primarily represented the expected synergies from combining the Group’s ad-hoc delivery business with GoGoVan’s platform. The goodwill was not expected to be deductible for tax purposes. Up to the date of this report, no subsequent purchase price adjustment has been made.

5. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2016	2017
	RMB	RMB

Accounts receivable	3,893	46,186
Allowance for doubtful accounts	-	(123)
Accounts receivable, net	3,893	46,063

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2016	2017
	RMB	RMB

Balance at beginning of year	-	-
Provisions	-	(123)
Balance at end of year	-	(123)

F-28

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

6. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2016	2017
	RMB	RMB

Receivables from online payment platforms	16,973	90,063
Loan receivables from an equity investee	14,500	-
Freight disbursement on behalf of customers	12,432	57,387
Input value-added tax	11,124	16,802
Consumables	1,925	6,197
Rental and other deposits	10,241	20,971
Prepaid advertising fees	7,875	4,790
Interest receivable	7,682	1,419
Advances to suppliers	1,349	1,367
Others	8,501	18,304
Total	92,602	217,300

7. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2016	2017
	RMB	RMB

Computers and equipment	17,450	27,621
Furniture and fixtures	1,674	3,183
Leasehold improvements	38,212	47,362
Vehicles	-	519
Software	1,322	3,005
Total	58,658	81,690
Less: Accumulated depreciation	(13,221)	(39,354)
Net book value	45,437	42,336

Depreciation expenses for the years ended December 31, 2016 and 2017 were RMB10,810 and RMB22,359, respectively.

8. Intangible assets, net

The following is a summary of intangible assets, net:

	As of December 31,
	2016	2017
	RMB	RMB

Software	-	14,932
Trademark	-	95,661
License	-	294
Customer relationship	-	47,455
Domain names	4,730	4,736
Less: Impairment of domain names	-	(2,696)
Total	4,730	160,382
Less: Accumulated depreciation	(1,248)	(9,573)
Net book value	3,482	150,809

F-29

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

Amortization expenses for the years ended December 31, 2016 and 2017 were RMB771 and RMB8,040, respectively. The Company recorded RMB nil and RMB2,696 impairment loss for intangible assets for the years ended December 31, 2016 and 2017, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
RMB
For the year ended December 31, 2017
2018	22,518
2019	22,472
2020	22,472
2021	22,472
2022	22,472
Thereafter	38,403
Total	150,809

9. Long-term investments

The following is a summary of long-term investments:

	As of December 31,
	2016	2017
	RMB	RMB

Cost method investments:
Investee A (a)	12,000	13,500
Investee B (b)	11,300	11,300
Investee C (c)	19,040	-
Investee D (d)	-	18,750
Investee E (e)	-	-
Others (f)	7,600	7,600
Total cost method long-term investments	49,940	51,150

(a)           In 2015, the Group acquired shares of investee A for cash consideration of RMB12,000. In 2017, the Group acquired additional shares of investee A with a total cash consideration of RMB1,500. Investee A is mainly engaged in the business of providing make up services. The investment is accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.

(b)           In 2015, the Group acquired shares of investee B for cash consideration of RMB11,300. Investee B is mainly engaged in the business of providing health care services. The investment is accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.

(c)           In 2016, the Group acquired shares of investee C for cash consideration of RMB19,040. Investee C is mainly engaged in the business of providing catering services. The investment is accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.  After the completion of the impairment analysis, the Group noted that the fair value of investee C decreased significantly and such decrease was considered to be other than temporary. As a result, investment in investee C was fully impaired in 2017.

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58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

(d)           In 2017, the Group acquired shares of investee D for total consideration of RMB18,750. Investee D is mainly engaged in the business of providing logistics services for enterprises. The investment is accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.

(e)           In 2015, the Group acquired shares of investee E for cash consideration of RMB60,000. In 2016, the Group acquired additional shares of investee E with a total consideration of RMB 9,049. Investee E is mainly engaged in the business of providing car wash services. The investment is accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value as of December 31, 2016. In the fourth quarter of 2016, the Group assessed its investment in investee E for impairment due to the deterioration of Company E’s economic performance and it was not expected to be recovered in the foreseeable future considering the overall performance of the car wash industry. After the completion of the impairment analysis with the assistance of a third party valuation specialist, the Group noted that the fair value of investee E decreased significantly and such decrease was considered to be other than temporary. As a result, the Group recognized a full impairment of RMB69,049 in 2016.

(f)           Others represent other cost method investments, the shares of which the Group invested were not considered as in-substance common stock and the shares do not have readily determinable fair value. As a result, the Group accounted for its investments in these investees using cost method.

10. Long-term prepayments

The following is a summary of long-term prepayments:

	As of December 31,
	2016	2017
	RMB	RMB

Long-term prepaid advertising fees	14,151	-
Long-term prepaid rental	3,235	4,289
Prepayment for purchase of property and equipment	1,988	2,638
Total	19,374	6,927

11. Accounts payable

The following is a summary of accounts payable:

	As of December 31,
	2016	2017
	RMB	RMB

Payable for advertising fees	10,008	18,273
Payable for services fees	7,124	8,317
Payable for drivers	-	5,821
Payable for purchase of property and equipment	399	913
Others	910	4,128
Total	18,441	37,452

F-31

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

12. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2016	2017
	RMB	RMB

Payable to 58 Home service providers	145,047	263,356
Customer membership card deposits	64,814	95,203
Deposits from service providers	51,617	108,447
Accrued office expenses	2,080	12,879
Others	14,246	21,941
Total	277,804	501,826

13. Fair value measurements

Measured on recurring basis

The Group measured its financial assets including term deposits and short-term investments at fair value on a recurring basis as of December 31, 2016 and 2017. The following table sets forth the financial instruments, measured at fair value at recurring basis, by level within the fair value hierarchy:

		As of December 31,
Financial instruments	Fair value hierarchy	2016	2017
		RMB	RMB

Term deposits	Significant other observable inputs (Level 2)	601,207	132,355
Short-term investments:
- Variable-rate financial instruments	Significant other observable inputs (Level 2)	402,000	-

Term deposits and variable-rate financial instruments

The Group measures term deposits and variable-rate financial instruments at fair value based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally there are no quoted prices in active markets for identical time deposits at the reporting date. In order to determine the fair value, the Group must use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

The variable-rate financial instruments represent investments in wealth management products with variable interest rates or principal non-guaranteed which were purchased from commercial banks and other financial institutions. The fair values are based on cash flow discounted using the judgment that expected return will be obtained upon maturity. The Group classifies the valuation techniques as Level 2 of fair value measurement.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

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58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

Short-term receivables and payables

Accounts receivable and prepaid expenses and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable and accrued expenses and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The Group estimates fair values of short-term receivables and payables and classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Non-current assets

Non-current assets of receivables for rental deposits is a financial asset with carrying value that approximate fair value due to the impact of discounting is immaterial. The Group estimated fair values of non-current assets using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Measured on non-recurring basis

The Group’s non-financial assets, such as long-term investments and intangible assets would be measured at fair value only if they were determined to be impaired.

Long-term investments

As of December 31, 2016 and 2017, the Group had RMB49,940 and RMB51,150, respectively, long-term investments in equity securities of privately-held companies. Such investments are reviewed periodically for impairment using fair value measurement which requires significant unobservable inputs (Level 3). Impairment loss of RMB69,049 and RMB19,040 was recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2016 and 2017, respectively.

14. Income taxes

British Virgin Islands (“BVI”)

The Group is exempted from income tax in the BVI on its foreign-derived income. There are no withholding taxes in the BVI.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% since January 1, 2010. The Hong Kong entity operations were immaterial for the years ended December 31, 2016 and 2017. The Company's subsidiaries incorporated in other jurisdictions such as the Australia, Singapore, Korea, India and Taiwan were subject to income tax charges calculated on the basis of the tax laws enacted or substantially enacted in the countries where the Company's subsidiaries operate and generate income.

PRC

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). Beijing 58 home and Tianjin 58 home had claimed such Super Deduction in ascertaining its tax assessable income for the years ended December 31, 2016 and 2017, respectively.

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58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Island, where the Company was incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Group’s subsidiaries and the VIEs were in accumulated loss positions as of December 31, 2017. Accordingly, no deferred income tax was accrued as of December 31, 2017.

The provisions for income tax expenses are summarized as follows:

	For the year ended December 31, 2016	For the year ended December 31, 2017
	RMB	RMB

Current tax expenses	-	(2,191)
Deferred tax expenses	-	-
Income tax expenses	-	(2,191)

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	For the year ended December 31, 2016	For the year ended December 31, 2017

Statutory income tax rates	25.0%	25.0%
Change in valuation allowance	(13.9)%	(19.7)%
Permanent book-tax differences	(9.1)%	(5.0)%
Effect of lower tax rates in other jurisdictions	(2.0)%	(0.6)%
Effective tax rate	-	(0.3)%

F-34

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

Deferred tax assets and liabilities

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2016	2017
	RMB	RMB

Deferred tax assets
Accrued payroll and other expenses	1,324	2,636
Bad debt provision	-	6,081
Intangible Assets impairment and disposal	-	674
Net operating losses carried forwards	269,169	409,687
Advertising expenses in excess of deduction limits	32,149	70,077
Total deferred tax assets	302,642	489,155
Less: valuation allowance	(302,642)	(481,420)
Total deferred tax assets, net	-	7,735

Deferred tax liabilities
Acquired intangible assets	-	31,899
Total deferred tax liabilities, net	-	31,899

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2017, the net operating losses carried forward in overseas jurisdictions, subject to the tax laws enacted or substantially enacted in the countries where the Company's subsidiaries operate and generate income, of RMB156 million, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses of RMB122 million has no time limit, while the tax losses of RMB34 million will expire, if unused, in the years ending December 31, 2018 through 2025. As of December 31, 2017, the Group had net operating losses carried forward of subsidiaries incorporated in the PRC and subject to the agreement of the PRC tax authorities of RMB1.5 billion which will expire during the period between December 31, 2018 and December 31, 2022. There is no expiration for the advertising expenses that were in excess of annual deduction limits and carried forward.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that except for subsidiaries in Hong Kong and Taiwan, it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group had provided valuation allowances of RMB302,642 and RMB481,420 for the deferred tax assets as of December 31, 2016 and 2017, respectively.

Movement of valuation allowance

	For the year ended December 31, 2016	For the year ended December 31, 2017
	RMB	RMB

Balance at beginning of the period	160,676	302,642
Provision	141,966	178,778
Balance at the end of the period	302,642	481,420

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58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

15. Preferred shares

On November 27, 2015, the Company completed a Series A round of equity financing, with participation from Alibaba Group Holding Limited, global investment firm KKR, and Ping An Group. Following the closing of the Series A financing, 58.com Inc. holds 87.9% of the total outstanding ordinary shares of the Company and 61.7% of the total outstanding shares of the Company on an as-converted basis.

On July 8, 2016, a 4-for-1 stock split for all ordinary shares and Series A preferred shares was approved by the shareholders. While the stock split increased the number of shares for each shareholder, the percentage of their ownership in the Company was not affected. This share split has been retrospectively reflected for all periods presented.

The Group’s preference shares comprised the following:

			Shares
Series	Date of Issuance	Issue Price Per Share	Authorized	Issued and Outstanding	Carrying Amount
		US$			US$
A	November 27, 2015	1.8382	163,200,000	163,200,000	300,000

Key terms of the Series A Preferred Shares are summarized as follows:

Dividend rights

The holders of the Series A Shares shall be entitled to noncumulative dividends in preference to any dividend on the ordinary shares at the rate of 5% per annum of Series A Shares issue price. After payment of all declared dividends on the Series A Shares has been paid or set aside for payment to the holders of Series A Shares in a calendar year, any additional dividends declared shall be distributed among all holders of Ordinary Shares. All Shareholders shall also be entitled to receive any non-cash dividends declared by the Board pursuant to the foregoing distribution priority.

Liquidation preference

In the event of a liquidation, each holder of the Series A Shares then outstanding shall be entitled to receive, prior to any distribution or payment to any holder of Ordinary Shares or any other shares, an amount per Series A Preferred Share equal to the greater of (i) the sum of (a) one hundred and twenty percent (120%) of Series A Preferred Share Issue Price, plus (b) any dividends declared and unpaid with respect to each Series A Share, and (ii) such amount per share as would have been payable had all funds and assets legally available for distribution to the shareholders been distributed pro rata among the holders of Series A Shares (on an as converted basis) and Ordinary Shares immediately following the liquidation. In the event that available assets are insufficient to permit payment of the Series A Preferred Share Preference Amount in full to all holders of Series A Shares, then the assets of the Company shall be distributed ratably to the Series A Preferred Shares holders based on their proportionate share ownership.

Redemption rights

There is no redemption right with respect to the Series A Preferred Share. However, if the Company grants any investor redemption rights in any future financing, each holder of Series A Preferred Shares shall have the same redemption rights automatically without further consideration.

Conversion rights

Each of the Series A Preferred Shares is convertible into the number of fully-paid ordinary shares as determined by dividing the original issue price applicable to such preferred shares by the conversion price in effect at that time. The initial conversion ratio for Series A Preferred Shares to Class A ordinary shares shall be 1:1 adjusted for share splits, share dividends, recapitalization and similar transactions.

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58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

The Series A Preferred Shares shall automatically be converted into ordinary shares at the conversion price in effect upon the closing of a Qualified IPO.

Voting rights

Each Series A Preferred Share conveys the voting right of one vote for each Class A ordinary share into which such Series A Preferred Shares can be converted.

16. Ordinary shares

The Company was incorporated in the British Virgin Islands in January 2015. The Company is authorized to issue a maximum of 640,800,000 shares with a par value of US$0.00001 per share. As of December 31, 2015, 83,100,000 Class A ordinary shares, 1,880,000 Class B ordinary shares and 6,000,000 Class C ordinary shares were issued.

On July 8, 2016, a 4-for-1 stock split for all ordinary shares and Series A preferred shares was approved by the shareholders. While the stock split increased the number of shares for each shareholder, the percentage of their ownership in the Company was not affected. This share split has been retrospectively reflected for all periods presented. The authorized 640,800,000 shares were divided into 2,563,200,000 shares including 163,200,000 preferred shares in connection with the issuance of Series A preferred shares with a par value of US$0.0000025 per share.

Under share repurchase agreement approved by the Company’s board of directors on July 4, 2016, the Company repurchased 12,400,000 Class A ordinary shares from a shareholder for total considerations of RMB10,000.

In September 2016, the Company granted 12,400,000 fully vested RSs to a senior management member of the Company.

As of December 31, 2017, 332,400,000 Class A ordinary shares, 7,520,000 Class B ordinary shares and 24,000,000 Class C ordinary shares were issued.

17. Share-based compensation

In February 2015, the Company adopted its 2015 Share Incentive Plan, or the 58 Home 2015 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 58 Home 2015 Plan is 80,000,000 ordinary shares of 58 Home. The 58 Home 2015 Plan permits the awards of options and restricted shares. Unless terminated earlier, the 58 Home 2015 Plan will terminate automatically in 2025. In connection with the Series A round of equity financing closed on November 27, 2015, the maximum aggregate number of shares which may be issued under the 58 Home 2015 Plan was increased by 8,000,000 ordinary shares of 58 Home.

A summary of the 58 Home’s share option activities for the year ended December 31, 2017 is presented below:

	Number of Options	Weighted Average Exercise Price per share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In years	US$

Outstanding as of December 31, 2016	36,816,000	0.22	8.28	29,760
Granted	4,934,000	1.04
Forfeited	(13,206,500)	0.02
Outstanding as of December 31, 2017	28,543,500	0.46	7.82	61,149

F-37

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

In 2016, the Company granted 8,016,000 share options to certain employees at the exercise price of US$0.92 per share, where 50% of the options shall be vested upon the second anniversary of grant date and remaining shall vest every six months thereafter in four equal installments. In September 2016, the Company granted 12,400,000 RSs to a senior management member of the Company at the fair value of US$0.99 per share. The RSs were fully vested on the grant date.

In October 2017, the Company granted 3,356,000 share options to certain employees at the exercise price of US$0.92 per share and 1,538,000 share options to certain employees at the exercise price of US$1.31 per share, where 50% of the options shall be vested upon the second anniversary of grant date and remaining shall vest every six months thereafter in four equal installments.

The weighted average grant date fair value of options granted for the year ended December 31, 2016 and 2017 was US$0.59 and US$1.84 per share, respectively.

Valuation Assumptions: The Group estimated the fair value of share options using the Binominal option-pricing model with the assistance from an independent valuation firm.

The fair value of each option granted under the 58 Home 2015 Plan was estimated on the date of grant with the following assumptions:

	2016	2017
Expected volatility	56.90%-57.5%	50.53%
Risk-free interest rate (per annum)	2.27%-2.98%	2.33%
Exercise multiple	2.2-2.8	2.2
Expected dividend yield	0.00%	0.00%
Expected term (in years)	10	10
Expected forfeiture rate (post-vesting)	0.25%	0.00%
Fair value per share of the underlying shares on the date of option grants (US$)	0.99-1.03	1.75-1.88

The Group estimated the risk free rate based on the yield to maturity of US treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

Share-based compensation expenses for the share-based awards which are based on service conditions are recognized using the straight-line attribution approach. The Group recognizes no compensation expense for share-based awards with performance conditions unless the performance conditions become probable of being achieved.

For the years ended December 31, 2016 and 2017, the Group recognized share-based compensation expenses of RMB89,634 and RMB3,054, respectively for share options and RSs granted.

As of December 31, 2017, there were a total of RMB54,744 unrecognized compensation expenses, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement under the 2015 Plan. The expense is expected to be recognized over a weighted average period of 2.85 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

F-38

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

18. Related parties balances and transactions

Details of related party balances and transactions as of December 31, 2016 and 2017 are as follows:

(1)	Amount due from related parties

As of December 31, 2016 and 2017, amounts due from related parties were RMB2,544 and RMB2,320, respectively, and details are as follows. The amount due from Tianjin Jiabao Family Service Co. Ltd. was related to nursing services where the related party helped the Group to find nursing resources for its customers and the Group earned commission fee from the nurses.

	As of December 31,
	2016	2017
	RMB	RMB

Tianjin Jiabao Family Service Co. Ltd	2,521	2,320
Other related parties	23	-
Total	2,544	2,320

(2)	Transactions with related parties for amount due from related parties

	For the year ended of December 31,
	2016	2017
	RMB	RMB

Tianjin Jiabao Family Service Co. Ltd	4,764	3,432
Other related parties	216	78
Total	4,980	3,510

19. Commitments and contingencies

(a)	Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were RMB36,040 and RMB41,356 during the years ended December 31, 2016 and 2017, respectively, and were charged to the statements of comprehensive loss when incurred.

Certain of these arrangements have renewal or expansion options and adjustments for market provisions, such as free or escalating base monthly rental payments. The Group recognizes rental expense under such arrangements on the straight-line basis over the initial term of the lease. The difference between the straight-line expense and the cash paid for rent was recorded as prepaid rent.

As of December 31, 2017, future minimum commitments under non-cancelable agreements were as follows:

	2018	2019	2020	2021	2022	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating lease commitments	43,533	24,766	18,865	13,309	106	-	100,579

Other than those shown above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2017.

F-39

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data, unless otherwise noted)

(b)	Contingencies

The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations, or cash flows. The Group did not record any legal contingencies as of December 31, 2017.

20. Subsequent Event

The Company has considered subsequent events through June 29, 2018, which was the date these financial statements were issued. No material events had occurred within this period.

F-40